Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

The following table sets forth our ratio of earnings to fixed charges and to combined fixed charges and preferred stock dividends for the years ended December 31, 2010, 2011, 2012, 2013, 2014 and the three months ended March 31, 2015.

	Years Ended December 31,					Three Months Ended March 31,
	2010	2011	2012	2013	2014	2015
Earnings:
Net loss	$(17,638,746)	$(15,304,095)	$(19,712,980)	$(66,083,532)	$(36,140,133)	$(10,582,871)
Add: fixed charges	261,425	141,900	146,520	298,980	411,510	102,300

Earnings, as defined	$(17,377,321)	$(15,162,195)	$(19,566,460)	$(65,784,552)	$(35,728,623)	$(10,480,571)

Fixed charges and preferred stock dividends:
Interest expensed	$61,115	$—	$—	$—	$—	$—
Estimated interest component of rent	200,310	141,900	146,520	298,980	411,510	102,300

Total fixed charges	261,425	141,900	146,520	298,980	411,510	102,300

Preferred stock dividends	—	—	—	—	—	—

Total fixed charges and preferred stock dividends	$261,425	$141,900	$146,520	$298,980	$411,510	$102,300

Ratio of earnings to fixed charges	—	—	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—

We reported a net loss for the years ended December 31, 2010, 2011, 2012, 2013, 2014 and the three months ended March 31, 2015 and would have needed to generate additional income of $17,638,746, $15,304,095, $19,712,980, $66,083,532, $36,140,133 and $10,582,871, respectively, to cover our fixed charges of $261,425, $141,900, $146,520, $298,980, $411,510 and $102,300, respectively.

For purposes of computing the ratio of earnings to fixed charges, earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense and an estimate of the interest within rental expense.

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of net loss plus fixed charges. Combined fixed charges and preferred stock dividends consist of interest expense, an estimate of interest within rental expense and preferred stock dividends.